Exhibit 99.02


                                                         Company's Form 10-Q
                                                         September 30, 1995

                                                         Page 14





Item 1. Legal Processings.

          For information concerning certain purported class action lawsuits filed against the Company and certain of its subsidiaries in May and June 1994, see the description that appears in the second paragraph of page 2 of the Company's filing on Form 8-K dated July 13, 1994, which description is incorporated by reference herein. A copy of the pertinent paragraph of such filing is included as an exhibit to this Form 10-Q. The Lawrence case was stayed pending a decision by the Supreme Court of Alabama in a case raising similar issues regarding credit life insurance. In October, 1995 the Supreme Court of Alabama reversed the dismissal of that case and, as such, the Company anticipates that the stay will be lifted. The Erkins case was dismissed without prejudice in March 1995, and claims relating only to nonfiling insurance have been restated in an amended complaint filed in March 1995 in the Nobels action. On September 22, 1995, an additional purported class action lawsuit was filed against subsidiaries of the Company in Alabama. The case, entitled Royster v. Commercial Credit Corporation and American Health and Life Insurance Company, was filed in the Circuit Court for Walker County on behalf of borrowers who purchased credit life insurance in connection with installment purchase contracts and other personal loans. Plaintiffs, who seek unspecified compensatory and punitive damages, declaratory relief, voiding excess premium charges, and injunctive relief, assert claims for breach of contract, fraud, outrage and unconscionability. The Company believes it has meritorious defenses and intends to contest the allegations.